UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                               Sparta Foods, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                    846573301
                                 (CUSIP Number)

  David Kastelic, Associate General Counsel, Cenex Harvest States Cooperatives
             5500 Cenex Drive, Inver Grove Heights, Minnesota 55077
                                 (651) 306-3712
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 March 22, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
CUSIP NO. 846573301                  SCHEDULE 13D
-----------------------
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1      NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON
              Cenex Harvest States Cooperatives
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
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3      SEC USE ONLY
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4      SOURCE OF FUNDS
              WC
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                         [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
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                               7 SOLE VOTING POWER
                NUMBER OF                    1,617,652 (1)(2)(3)
                 SHARES        -----------------------------------------------
              BENEFICIALLY     8 SHARED VOTING POWER
                OWNED BY                              0
                  EACH         -----------------------------------------------
                REPORTING      9 SOLE DISPOSITIVE POWER
                 PERSON                      1,617,652 (1)(2)(3)
                  WITH         -----------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                                      0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,617,652(1)(2)(3)
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.9% (based on 10,191,416 shares outstanding on July 30, 1999)
              (1)(2)(3)
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
              CO
------------------------------------------------------------------------------
(1) Includes 1,515,152 shares of Issuer's Common Stock issuable upon conversion of 2,500 shares of Preferred Stock, Series 1998, par value $1,000.00 per share ("Issuer's Preferred Stock").
(2) Includes 6,000 shares of Issuer's Common Stock issuable within 60 days of the date hereof upon exercise of the vested portion of an option to purchase 15,000 shares of Issuer's Common Stock held by John D. Johnson, President and General Manager of Cenex Harvest States Cooperatives, as previously reported on this Schedule 13D.
(3) Includes 4,000 shares of Issuer's Common Stock owned by Duane Risan, a director of Cenex Harvest States Cooperatives, as previously reported on this Schedule 13D.

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D


         This Amendment No. 2 amends the Schedule 13D, filed February 6, 1998 (as previously amended) of Cenex Harvest States Cooperatives, a Minnesota corporation (formerly Harvest States Cooperatives) ("Cenex Harvest States"), with respect to the common stock, $.01 par value ("Issuer's Common Stock"), of Sparta Foods, Inc., a Minnesota corporation (the "Issuer"), to report the purchase of Issuer's Common Stock by Cenex Harvest States. This amendment amends only those portions of the information previously reported that have changed since the prior filing.


Item 2.           Identity and Background

         (a - f) On June 1, 1998, CENEX, Inc. and Harvest States Cooperatives merged, with Harvest States Cooperatives as the surviving corporation (the "Combination"). In connection with the Combination, Harvest States Cooperatives changed its name to Cenex Harvest States Cooperatives. The address of Cenex Harvest States is 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077. The primary business of Cenex Harvest States is the merchandising and processing of grain and the retailing and wholesaling of petroleum products, fertilizers and chemicals.

         In connection with the Combination, all persons serving as directors of Cenex, Inc. and Harvest States Cooperatives became directors of Cenex Harvest States. The following list sets forth the name and address of each director of Cenex Harvest States. Each director is an agricultural producer and is self-employed.


      NAME                                    ADDRESS
      ----                                    -------
Gerald Kuster               780 - 1st Avenue Northeast, Reynolds, ND 58275-9742

Elroy Webster               Route 2, Box 123, Nicollet, MN 56074

Merlin Van Walleghen        24106 - 408th Avenue, Letcher, SD 57359-6021

Richard Traphagen           39555 - 124th Street, Columbia, SD 57433

Steve Carney                104 - 3rd Avenue, Post Office Box 1122
                            Scobey, MT 59263-1122

James Kile                  508 West Bell Lane, St. John, WA 99171

Bruce Anderson              13500 - 42nd Street NE, Glenburn, ND 58740-9564

Robert Bass                 S 2276 Highway K, Reedsburg, WI 53959

Steven Burnet               94699 Monkland Lane, Moro, OR 97039-9705

Curt Eischens               RR 1, Box 59, Minneota, MN 56264

Robert Elliott              324 Hillcrest, Alliance, NE 69301

Edward Ellison              401 Hamburg Avenue, Post Office Box 8
                            Herman, MN 56248-0008

Sheldon Haaland             1002 Indiana Jones Avenue, Marshall, MN 56258-2183

Fred Harris                 1004 Powell Street, Grandview, WA 98930

Jerry Hasnedl               Route 1, Box 39, St. Hilaire, MN 56754

Edward Hereford             1902 Cashup Flat Road, Thornton, WA 99176-9710

Douglas Johnson             HC 89, Box 5240, Sidney, MT 59270

Leonard Larsen              5128 - 11th Avenue North, Granville, ND 58741-9595

Tyrone Moos                 HCR 1, Box 1, Philip, SD 57567-9601

Gaylord Olson               RR 1, Buxton, ND 58218

Duane Risan                 7452 - 37th Street Northwest,
                            Parshall, ND 58770-9403

Denis Schilmoeller          4758 - 450th Street, Granville, IA 51022

Duane Stenzel               RR 2, Box 173, Wells, MN 56097

Michael Toelle              RR 1, Box 190, Browns Valley, MN 56219

Russell Twedt               Post Office Box 296, Rudyard, MT 59540-0296

Arnold Weisenbeck           6602 Highway 25, Durand, WI 54736

William Zarak               3711 - 124th Avenue Southwest
                            South Heart, ND 58655-9767

         During the last five years, to the best knowledge of Cenex Harvest States, no director has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each director is a citizen of the United States of America.

         In connection with the Combination, certain officers of Cenex, Inc. became officers of Cenex Harvest States. The following list sets forth the name and principal occupation of each executive officer as of the effective date of the Combination. The executive officers have the same business address which is: c/o Cenex Harvest States Cooperatives, 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077.

          NAME                           TITLE AT CENEX HARVEST STATES
          ----                           -----------------------------

Noel Estenson                          Chief Executive Officer

John Johnson                           President and General Manager

Thomas F. Baker                        Executive Vice President
                                       Finance and Administration
                                       Chief Financial Officer

Michael Bergeland                      Executive Vice President
                                       Grain and Agri Services

Patrick Kluempke                       Senior Vice President
                                       Corporate Planning

Tom Larson                             Senior Vice President
                                       Public and Governmental Affairs

Maurice Miller                         Senior Vice President
                                       Financial/Member Services

Robert C. Oebser                       Group Vice President
                                       Energy

Mark Palmquist                         Senior Vice President
                                       Aligned Grain Group

Dave Swanson                           Senior Vice President
                                       Farm Marketing & Supply

Jim Tibbetts                           Executive Vice President
                                       Foods Group

Leon Westbrock                         Executive Vice President Energy
                                       and Crop Inputs


         Since the Combination, Thomas F. Baker, Executive Vice President of Finance and Administration and Chief Financial Officer retired effective
May 31, 1999. Effective June 1, 1999, John Schmitz was appointed Senior Vice President and Chief Financial Officer and Debra Thornton, Senior Vice President and General Counsel, assumed additional administrative duties. The principal address of Mr. Schmitz and Ms. Thornton is : c/o Cenex Harvest States Cooperatives, 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077.

         During the last five years, to the best knowledge of Cenex Harvest States, no executive officer has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each executive officer is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

         On March 22, 1999, Cenex Harvest States purchased on the open market 92,500 shares of Issuer's Common Stock at a purchase price of $1.35 per share (for an aggregate purchase price of $124,875). Cenex Harvest States used working capital to make the purchase.


Item 4.           Purpose of Transaction.

         Cenex Harvest States purchased the additional 92,500 shares of Issuer's Common Stock for general investment purposes and to increase its equity position in the Issuer.


Item 5.           Interest in Securities of the Issuer.

         (a) As of March 22, 1999, Cenex Harvest States beneficially owned 92,500 shares of Issuer's Common Stock and has the right to acquire an additional 1,515,512 shares of Issuer's Common Stock upon conversion of 2,500 shares of Issuer's Preferred Stock, previously purchased by Cenex Harvest States. As previously reported, Mr. Johnson, President and General Manager of Cenex Harvest States, has the right to acquire 6,000 shares of Issuer's Common Stock within 60 days of the date hereof. As previously reported, Mr. Risan, a director of Cenex Harvest States, beneficially owns 4,000 shares of Common Stock.

         (b) Cenex Harvest States has sole voting power and sole disposition power as to the shares of Issuer's Common Stock currently owned. Cenex Harvest States would have sole voting power and sole dispositive power as to the shares of Issuer's Common Stock that could be acquired pursuant to the terms of Issuer's Preferred Stock.

         (c) Except for the transactions reported on this Amendment No. 2 to the
Schedule 13D, no transactions with respect to the Issuer's Common Stock have been effected during the past 60 days by Cenex Harvest States or, to the best knowledge of Cenex Harvest States, by any executive officer or director of Cenex Harvest States.

         (d) No other person is known by Cenex Harvest States to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by it.

         (e)      Not Applicable

Signature
---------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date:    November 1, 1999

                                        CENEX HARVEST STATES COOPERATIVES




                                        By /s/ John Schmitz
                                          --------------------------------------
                                          John Schmitz
                                          Senior Vice President and
                                          Chief Financial Officer